March 16, 2005

VIA EDGAR AND FEDERAL EXPRESS

Ms. Barbara C. Jacobs, Assistant Director
Division of Corporation Finance
Mail Stop 4-6
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Pre-Effective Amendment No. 1 to Registration Statement on Form S-3 File No. 333-122519

Dear Ms. Jacobs:

Majesco Holdings Inc. responds as follows to the Staff's comment letter dated March 4, 2005 relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Pre-Effective Amendment No. 1 to the Registration Statement, a copy of which has been filed simultaneously herewith. We will also be providing to the Staff, via courier, a black-lined copy of Amendment No. 1 marking the changes that have been made from the original filing. The black-lined copy will be sent to Loryn Zerner for delivery on March 17, 2004. Please note that for the Staff's convenience, we have recited each of the Staff's comments and provided the Company's response to each comment immediately thereafter.

Incorporation by Reference, page 13

1.	We note you incorporate by reference the description of your common stock contained in your registration statement under the Securities Act on Form S-1 filed on October 29, 2004, as amended. Refer to paragraph (a)(3) to Item 12 of Form S-3 which enables you to incorporate the description of securities from an Exchange Act registration statement, if you elect to incorporate rather than providing the information text in the prospectus. Please revise accordingly. Also, please update this section to include your Form 10-K/A filed on February 28, 2005 as well as any other subsequently filed periodic reports.

We have revised the text in accordance with the Staff's request. Please see page 13.

Selling Stockholders, page 14

2.	Please expand to provide a materially complete description of the transaction whereby the former holders of 7% convertible preferred stock received shares as dividends and selling shareholders received warrants. Also, provide a materially complete description of each class of these convertible and exercisable securities. Please note that all material transactions with each selling shareholder within the past three years must be summarized to conform to the requirements of Item 507 of Regulation S-K. The context in which the parties entered into the securities purchase agreements, as well as materially complete descriptions of the terms of those and any other agreements with the selling security holders should be provided to satisfy this disclosure requirement. For example, we note that the shares of common stock are subject to lock-up agreements and are restricted from being disposed of until April 2, 2005, subject to extension under certain circumstances. What do these "certain circumstances" entail?

We have revised the text in accordance with the Staff's request. Please see page 14.

3.	Based on our records, it does not appear that Nob Hill Capital Partners is a widely-held reporting company under Section 13 or 15(d) of the Exchange Act, or a registered investment company. If true, please identify the natural persons who exercise sole or shared voting or dispositive powers with respect to the shares held of record by Nob Hill Capital Partners. See Item 507 of Regulation S-K and 4S of the Regulation S-K section of the March 1999 Supplement to the Telephone Interpretations Manual.

We have revised the text in accordance with the Staff's request. Please see page 15.

4.	Please disclose whether any of the selling shareholders are registered broker-dealers or affiliates of registered broker-dealers. Any registered broker-dealer selling shares must be identified as an underwriter in the prospectus unless such shares were acquired as compensation for investment banking or similar services. If any selling shareholders are affiliates of registered broker-dealers, please indicate whether they acquired their shares in the ordinary course of business and whether, at the time of the purchase of the securities to be resold, the seller had any agreements, plans or understandings, directly or indirectly, with any person to distribute the securities. We may have further comments, based on your response.

Please note that the requested information was previously provided in the registration statement and is indicated by a "**" in the table of selling stockholders.

5.	We note your disclosure in your "plan of distribtuion" section the selling shareholders may engage in short sales of the shares. Please advise whether any of the selling shareholders currently have open short positions in Majesco common stock. We further note that the selling shareholders may offer the shares in connection with the writing of non-traded and exchange-traded call options and in hedge transactions. Please describe the parameters by which selling shareholders will offer securities through call options and other hedge transactions. Please supplementally confirm that you and the selling security holders are aware of Telephone Interp. A. 65 (July 1997). In addition, in your response letter explain the steps that have been taken by the company and the selling shareholders to ensure that the offering will conform to the requirements of Regulation M. See Rule 461(b)(7).

Based solely on information provided to us, none of the selling stockholders currently have open short positions in the Company's common stock. In addition, pursuant to a lock-up agreement the selling stockholders are prohibited from entering into short positions in our stock until April 2, 2005. We are not aware of any selling stockholder who is undertaking the writing of non-traded and exchange-traded call options or hedge transactions. Accordingly, we are not aware of any parameters by which the selling shareholders may act in accordance with. Based solely on information provided to us, we believe that the selling stockholders are aware of Telephone Interp. A. 65 (July 1997). In addition, in order to ensure that the offering will conform to the requirements of Regulation M, we have received representations from each of the selling stockholders to the effect that each selling stockholder is aware of the requirements of Regulation M and has agreed to comply therewith.

If you have any questions or comments, please contact me at 732-225-8910.

Sincerely,
Jan E. Chason Chief Financial Oficer

Cc:	Loryn Zerner